FJ Beverage Partners, Inc. (the "Company") a Delaware

Corporation

Financial Statements

For the fiscal year ended December 31, 2022 and 2023

FJ Beverage Partners, Inc.

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
10100 Checking Accounts	10,310.17
Total Bank Accounts	**$10,310.17**
Total Current Assets	**$10,310.17**
TOTAL ASSETS	**$10,310.17**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
20100 Accounts Payable	33,750.00
Total Accounts Payable	**$33,750.00**
Total Current Liabilities	**$33,750.00**
Long-Term Liabilities	
20300 Notes Payable	
20305 Convertible Note -Flavia Baggio	33,745.89
Total 20300 Notes Payable	**33,745.89**
Total Long-Term Liabilities	**$33,745.89**
Total Liabilities	**$67,495.89**
Equity	
31000 CAPITAL STOCK	75,000.00
Retained Earnings	
Net Income	-132,185.72
Total Equity	**$ -57,185.72**
TOTAL LIABILITIES AND EQUITY	**$10,310.17**

FJ Beverage Partners, Inc.

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
10100 Checking Accounts	242,816.21
Total Bank Accounts	**$242,816.21**
Other Current Assets	
10610 Raw Material Inventory	5,259.35
10615 Raw Material - Freight	-465.90
10620 Raw Material Used	7,827.60
10624 Work In Process Production Cost	0.00
10625 Work in Process Freight	0.00
Total 10620 Raw Material Used	**7,827.60**
10630 Finished Goods	
10631 Finished Goods - Black Cherry	0.00
10632 Finished Goods - Lime Mint	0.00
10633 Finished Goods - Tropical Orange	0.00
10634 Finished Goods - Productions Costs	0.00
10636 Finished Goods - Variety Pack	0.00
10637 Finished Goods - Sampler Pack	0.00
Total 10630 Finished Goods	**0.00**
Inventory Asset	0.00
Loans To Officers	1,399.85
SUSPENSE ACCOUNT	31.92
Total Other Current Assets	**$14,052.82**
Total Current Assets	**$256,869.03**
TOTAL ASSETS	**$256,869.03**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
20100 Accounts Payable	11,800.00
Total Accounts Payable	**$11,800.00**
Other Current Liabilities	
Clearing Account	0.00
Total Other Current Liabilities	**$0.00**
Total Current Liabilities	**$11,800.00**

FJ Beverage Partners, Inc.

Balance Sheet

As of December 31, 2023

	TOTAL
Long-Term Liabilities	
20300 Notes Payable	
20305 Convertible Note -Flavia Baggio	33,745.89
20306 Convertible Note -Francine Baggio	33,500.00
20307 Convertible Note - Fernanda Baggio	33,500.00
20308 Convertible Note- William KO	25,000.00
20309 Convertible Note - Dan and Katelyn Gold	25,000.00
20311 Convertible Note - Marcos Corso	25,000.00
20312 Convertible Note- Shi Wen Chen	100,000.00
20313 Convertible Note- Sibele Sallum	12,500.00
20314 Convertible Note- JP Auto Bay Ltd.	200,000.00
Total 20300 Notes Payable	**488,245.89**
Total Long-Term Liabilities	**$488,245.89**
Total Liabilities	**$500,045.89**
Equity	
31000 CAPITAL STOCK	99,000.00
Opening Balance Equity	0.00
Retained Earnings	-132,185.72
Net Income	-209,991.14
Total Equity	**$ -243,176.86**
TOTAL LIABILITIES AND EQUITY	**$256,869.03**

FJ Beverage Partners, Inc.

Profit and Loss
January - December 2022

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
61450 INTEREST EXPENSE	745.89
Advertising & Marketing	
63100 TRADE SHOWS	2,398.00
63100 TRADE SHOWS/TRADE NEWSPAPERS	675.00
63300 MARKETING	97,500.00
Total Advertising & Marketing	**100,573.00**
Legal & Professional Services	
61900 LEGAL & PROF FEE	9,733.75
Total Legal & Professional Services	**9,733.75**
Office Supplies & Software	
61200 COMPUTER MAINT/ IT/ SOFTWARE	618.59
Total Office Supplies & Software	**618.59**
Operating Expenses	
63340 FORMULATION EXPENSE	15,000.00
67000 FREIGHT	1,297.78
Total Operating Expenses	**16,297.78**
Travel	
62100 AIRLINE TICKETS	1,383.29
62200 HOTELS AND ACCOMODATIONS	1,751.91
62400 MEALS AND ENTERTAINMENT	736.59
62600 PARKING EXPENSE	105.54
62700 GROUND TRANSPORTATION	239.38
Total Travel	**4,216.71**
Total Expenses	**$132,185.72**
NET OPERATING INCOME	**$ -132,185.72**
NET INCOME	**$ -132,185.72**

FJ Beverage Partners, Inc.

Profit and Loss

January - December 2023

	TOTAL
Income	
40500 Other Income	2.36
Sales of Product Income	1,837.68
Total Income	**$1,840.04**
Cost of Goods Sold	
50630 COGS - COST OF GOOD SOLD	236.40
50634 COGS - Production Cost	216.39
50635 COGS - Shipping and Freight	1,703.78
50636 COGS - SAMPLES	1,784.29
50700 Inventory Shrinkage	182.90
Total Cost of Goods Sold	**$4,123.76**
GROSS PROFIT	**$ -2,283.72**
Expenses	
Advertising & Marketing	
63100 TRADE SHOWS	1,399.00
63100 TRADE SHOWS/TRADE NEWSPAPERS	1,974.00
63300 MARKETING	99,270.21
Total Advertising & Marketing	**102,643.21**
General Business Expenses	
64000 LICENSES	150.00
Total General Business Expenses	**150.00**
Insurance	
68600 GENERAL LIABILITY INSUARANCE	3,090.00
Total Insurance	**3,090.00**
Legal & Professional Services	
61160 CONSULTING FEES	7,500.00
61900 LEGAL & PROF FEE	8,683.55
63305 AGENCY FEES	9,000.00
Total Legal & Professional Services	**25,183.55**
Office Supplies & Software	
61200 COMPUTER MAINT/ IT/ SOFTWARE	4,199.12
61550 OFFICE EXPENSE	929.11
Total Office Supplies & Software	**5,128.23**
Operating Expenses	
61410 CREDIT CARD/MERCHANT FEES	101.57
61600 WAREHOUSE SUPPLIES	1,021.56
63340 FORMULATION EXPENSE	49,568.20

FJ Beverage Partners, Inc.

Profit and Loss

January - December 2023

	TOTAL
67000 FREIGHT	1,838.24
67001 Finished Goods - Freight	0.00
67005 SAMPLES FREIGHT	885.86
Total 67000 FREIGHT	**2,724.10**
Total Operating Expenses	**53,415.43**
Other Business Expenses	205.91
61400 MISC FEES	125.00
Total Other Business Expenses	**330.91**
Payroll	
61940 Salaries & Wages	10,060.00
61950 PAYROLL PROCESSING	349.00
65110 PAYROLL TAXES	1,035.57
Total Payroll	**11,444.57**
Taxes & Licenses	
64620 TAXES	450.00
Total Taxes & Licenses	**450.00**
Travel	
62100 AIRLINE TICKETS	2,827.99
62200 HOTELS AND ACCOMODATIONS	996.50
62400 MEALS AND ENTERTAINMENT	966.56
62600 PARKING EXPENSE	16.96
62700 GROUND TRANSPORTATION	1,063.51
Total Travel	**5,871.52**
Total Expenses	**$207,707.42**
NET OPERATING INCOME	$ -209,991.14
NET INCOME	$ -209,991.14

FJ Beverage Partners, Inc.

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-132,185.72
Adjustments to reconcile Net Income to Net Cash provided by operations:	
20100 Accounts Payable	33,750.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**33,750.00**
Net cash provided by operating activities	**$ -98,435.72**
FINANCING ACTIVITIES	
20305 Notes Payable:Convertible Note -Flavia Baggio	33,745.89
31000 CAPITAL STOCK	75,000.00
Net cash provided by financing activities	**$108,745.89**
NET CASH INCREASE FOR PERIOD	**$10,310.17**
CASH AT END OF PERIOD	**$10,310.17**

FJ Beverage Partners, Inc.

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-209,991.14
Adjustments to reconcile Net Income to Net Cash provided by operations:	
10610 Raw Material Inventory	-5,259.35
10615 Raw Material - Freight	465.90
10620 Raw Material Used	-7,827.60
10624 Raw Material Used:Work In Process Production Cost	0.00
10625 Raw Material Used:Work in Process Freight	0.00
10631 Finished Goods:Finished Goods - Black Cherry	0.00
10632 Finished Goods:Finished Goods - Lime Mint	0.00
10633 Finished Goods:Finished Goods - Tropical Orange	0.00
10634 Finished Goods:Finished Goods - Productions Costs	0.00
10636 Finished Goods:Finished Goods - Variety Pack	0.00
10637 Finished Goods:Finished Goods - Sampler Pack	0.00
Inventory Asset	0.00
Loans To Officers	-1,399.85
SUSPENSE ACCOUNT	-31.92
20100 Accounts Payable	-21,950.00
Clearing Account	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-36,002.82**
Net cash provided by operating activities	**$ -245,993.96**
FINANCING ACTIVITIES	
20305 Notes Payable:Convertible Note -Flavia Baggio	0.00
20306 Notes Payable:Convertible Note -Francine Baggio	33,500.00
20307 Notes Payable:Convertible Note - Fernanda Baggio	33,500.00
20308 Notes Payable:Convertible Note- William KO	25,000.00
20309 Notes Payable:Convertible Note - Dan and Katelyn Gold	25,000.00
20311 Notes Payable:Convertible Note - Marcos Corso	25,000.00
20312 Notes Payable:Convertible Note- Shi Wen Chen	100,000.00
20313 Notes Payable:Convertible Note- Sibele Sallum	12,500.00
20314 Notes Payable:Convertible Note- JP Auto Bay Ltd.	200,000.00
31000 CAPITAL STOCK	24,000.00
Opening Balance Equity	0.00
Net cash provided by financing activities	**$478,500.00**
NET CASH INCREASE FOR PERIOD	**$232,506.04**
Cash at beginning of period	10,310.17
CASH AT END OF PERIOD	**$242,816.21**

FJ Beverage Partners, Inc.
Statement of Changes in Equity

Final Statement Of Changes In Equity

	Description	Year Ended Dec, 2022	Year Ended Dec, 2023
1	Opening Balance	0.0	-23439.83
2	Net profit/loss	-132185.72	-209991.14
3	Stock Issued	75000.0	24000.0
4	Preferred Stock Issued	33745.89	478500.0
5	Ending Balance	-23439.83	269069.02999999997

FJ Beverage Partners, Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2022 and 2023
$USD

1. ORGANIZATION AND PURPOSE

FJ Beverage Partners, Inc. (the "Company") is a corporation organized in July 2022 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.